SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
A Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 14, 2022

1.               DATE, TIME AND PLACE: On December 14, 2022, at 8:30 am, at the offices of BRASKEM S.A. ("Braskem" or "Company"), located at Rua Lemos Monteiro, 120, 22nd floor, in the city of São Paulo, state of São Paulo, CEP 05501-050.

2.               CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Bylaws of BRASKEM S.A. (“Braskem” or “Company”), with the participation of all Board Members indicated below, having Board Member Charles Lenzi participated via teams and Board Member Roberto Lopes Pontes Simões participated also as Chief Executive Officer. Vice-President Pedro Freitas, Vice-President Cristiana Lapa Wanderley Sarcedo and Mrs. Lilian Porto Bruno, Mrs. Clarisse Mello Machado Schlieckmann, Mrs. Naiara Assad and Mrs. Larissa Varella also participated. The Chairman of the Board of Directors presided over the meeting, and Ms. Lilian Porto Bruno acted as secretary.

3.               AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR OF INTEREST TO THE COMPANY:

3.1.          SUBJECT FOR RESOLUTION: After due analysis of the subject submitted for resolution, which was previously forwarded to the Board Members and shall remain duly filed at the Company’s Governance Portal, the following resolution was unanimously taken by the attendees:

a)	PD.CA/BAK-54/2022 - Election of Chief Executive Officer: The People and Organization Committee ("CPO") has previously analyzed the matter and issued an opinion in favor of its approval. Approval of the election of Mr. Roberto Bischoff, Brazilian, married, mechanical engineer, enrolled with the CPF/ME under no 294.161.400-15, bearer of the Identity Card RG no 1007971458 SSP/RS, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, 120, 22nd floor, Butantã, São Paulo/SP, CEP 05501-050, was approved to perform the duties of Chief Executive Officer of the Company in substitution of Mr. Roberto Lopes Pontes Simões, effective as of January 1, 2023, for the remainder of the term of office in progress, which shall end at the time of the Board of Directors meeting held after the Annual General Meeting to be held in 2024. The Chief Executive Officer elected herein will take office on January 1, 2023, upon the signature of the respective instrument of investiture, having declared, for the purposes of art. 37, II, of Law n° 8,934 of November 18, 1994, with wording given by Law n° 10,194 of February 14, 2001, according to the provisions of paragraph 1 of art. 147, of Law n° 6,404 of 12/15/76, that he is not prohibited by special law or convicted of any crime of bankruptcy, prevarication, bribery, graft, embezzlement, against the popular economy, the public faith or property, or of any criminal penalty that prohibits, even temporarily, his access to public positions, having also presented, in compliance with the provisions of CVM Resolutions nº 44 and 80, written statements in accordance with the terms of said Instructions, which were filed at the Company's headquarters. On this occasion, Mr. Roberto Lopes Pontes Simões was thanked for his dedication and contributions during the exercise of his functions in the Company. As a result of the election above approved, the Company's Executive Board will have the following composition as of January 1, 2023: Roberto Bischoff - Chief Executive Officer; Pedro van Langendonck Teixeira de Freitas - Chief Financial and Investor Relations Officer; Edison Terra Filho; Marcelo de Oliveira Cerqueira; Marcelo Arantes de Carvalho; and Daniel Sales Corrêa - Officers with no Specific Designation.

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
A Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 14, 2022

3.2.          Subjects for Acknowledgement: Nothing to record.

3.3.          Subjects of Interest to the Company: Nothing to record.

4.               ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed, and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, December 14, 2022.

José Mauro M Carneiro da Cunha Chairman	Lilian Porto Bruno Secretary
Eduardo Bacellar Leal Ferreira	Charles Lenzi
Gesner José de Oliveira Filho	Héctor Nuñez
João Pinheiro Nogueira Batista	José Luis Bringel Vidal
Juliana Sá Vieira Baiardi	Marcelo Klujsza
Roberto Faldini	Roberto Lopes Pontes Simões

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.